Exhibit 99.3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of director BARONESS JUDITH ANN WILCOX

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR’S OWN HOLDING	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
			BARONESS JUDITH ANN WILCOX	17,797
			R C GREIG NOMINEES LTD (PENSION)	2,400
			COUTTS NOMINEES LTD A/C SCP (PEPS)	2,785
			KILLICK & CO (ISA)	1,539

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 3 ABOVE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
ACQUISITION OF ADDITIONAL SHARES THROUGH PARTICIPATION IN THE FINAL DIVIDEND 2004 DIVIDEND RE-INVESTMENT PLAN

7.	Number of shares acquired 180	8.	Percentage of issued class N/A	9.	Number of shares disposed N/A	10.	Percentage of issued class N/A

11.	Class of security ORDINARY SHARES OF 12.5P EACH	12.	Price per share £ 5.4796	13.	Date of transaction 27 MAY 2005	14.	Date company informed 31 MAY 2005

15.	Total holding following this notification 24,701	16.	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22.	Total number of shares or debentures over which options held following this notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification
J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 1 JUNE 2005